UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MEDMEN ENTERPRISES INC.
(Name of Issuer)

Class B Subordinate Voting Shares
(Title of Class of Securities)

58507M107
 (CUSIP Number)

Mitchell Gendel, Global General Counsel
655 Madison Avenue, Suite 1900
New York, NY 10065
(844) 845-7291
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS
Tilray, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
941,050,956 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
941,050,956 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
941,050,956(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Includes (a) 805,784,291 shares of Class B Subordinate Voting Shares issuable upon conversion of the outstanding principal and accrued interest of senior secured convertible notes of MedMen Enterprises Inc. dated August 17, 2021, and (b) 135,266,665 Class B Subordinate Voting Shares issuable upon exercise of warrants, in each case, directly held by Superhero Acquisition L.P.

(2)  In determining the percentage ownership of the Class B Subordinate Voting Shares, the reporting person is relying on the most recently available information filed with the Securities and Exchange Commission by the issuer, which indicates 1,198,081,875 Class B Subordinate Voting Shares outstanding as of October 25, 2021.

This filing relates to transactions that occurred on August 17, 2021, which were previously disclosed by Tilray in its Current Report on Form 8-K filed on August 18, 2021. As of the date of this filing, Tilray has not executed any transactions in MedMen Enterprises, Inc. securities since August 17, 2021.

Item 1.	Security and Issuer.

This Schedule 13D relates to Class B Subordinate Voting Shares (the “MedMen Shares”) of MedMen Enterprises Inc. (the “Issuer” or “MedMen”). The address of the principal executive office of the Issuer is 10115 Jefferson Boulevard, Culver City, California 90232.

Item 2.	Identity and Background.

(a) This Statement is filed on behalf of Tilray, Inc. (“Tilray”), also sometimes referred to herein as the “Reporting Person.”

(b) The address of the principal business office of the Reporting Person is 655 Madison Avenue, Suite 1900, New York, New York 10065.

(c) Tilray is a leading global cannabis-lifestyle and consumer packaged goods company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 17, 2021, each of the Reporting Person and Superhero Acquisition L.P. (“Superhero LP”), on the one hand, entered into three separate Assignment and Assumption Agreements (the “Assignment and Assumption Agreements”) with each of (i) Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., Gotham Green Fund II, L.P., Gotham Green Fund II (Q), L.P., Gotham Green Partners SPV IV, L.P., and Gotham Green Partners SPV VI, L.P. (collectively, the “Gotham Funds”); (ii) Pura Vida Master Fund, Ltd. and Pura Vida Pro Special Opportunity Master Fund, Ltd. (collectively, the “Pura Vida Funds”); and (iii) Parallax Master Fund, L.P. (“Parallax,” and together with the Gotham Funds and the Pura Vida Funds, the “Selling Investors”), on the other hand, pursuant to which, among other things, the Selling Investors sold, assigned, transferred, and delivered to Superhero LP, and Superhero LP purchased and assumed from such Selling Investors, approximately $165.8 million of senior secured convertible notes of the Issuer, with an interest rate of LIBOR (or its replacement) plus 6% per annum (the “Convertible Notes”) and aggregate warrants representing the right to purchase up to 135,266,665 MedMen Shares (the “Facility Warrants”), all of which were initially issued to the Selling Investors.

Prior to Superhero LP’s purchase of the Convertible Notes and Facility Warrants, the terms of such underlying securities were amended pursuant to a Fourth Amended and Restated Securities Purchase Agreement dated as of August 17, 2021, between the Issuer and certain investors signatory thereto (the “A&R Facility”). Superhero Acquisition Corp. (“Superhero GP”), the general partner of Superhero LP and an entity in which Tilray owns approximately 68% of the outstanding equity interests therein, was appointed as the collateral agent in connection with the A&R Facility.

As consideration for the Reporting Person’s interest in the Convertible Notes and Facility Warrants, Tilray issued to the Selling Investors an aggregate of 9,817,061 shares of Tilray’s Class 2 common stock, par value $0.0001 per share.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Tilray’s indirect interests in the Convertible Notes and Facility Warrants were acquired by Tilray for investment purposes and to further its strategic interests given existing U.S. federal legislation related to cannabis and potential future changes thereto. In accordance with applicable securities laws and subject to applicable stock exchange requirements, Tilray may from time to time and at any time, directly or otherwise, increase or decrease its ownership, control or direction over the MedMen Shares and Tilray, including through Superhero LP or otherwise, reserves the right to acquire or dispose of any or all of the Convertible Notes, Facility Warrants, top-up related securities or any MedMen Shares received on conversion or exercise thereof that it beneficially owns in accordance with applicable securities laws.  Tilray’s determination may be driven by market conditions, future strategic planning, the business and prospects of MedMen and any other factors that Tilray may consider relevant from time to time.

Item 5.	Interest in Securities of the Issuer.

(a)—(b)  Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 5.

(c) During the past 60 days, the Reporting Person has not conducted transactions in the securities of the Issuer.

(d) To the knowledge of the Reporting Person, no one other than the Reporting Person, Fruzer Holdings Limited Liability Company (“Fruzer”), Indulge Holdings Limited Liability Company (“Indulge”), S5 Holdings Limited Liability Company (“S5”), JS18 Holdings Limited Liability Company (“JS18” and together with Fruzer, Indulge, and S5, the “Serruya limited partners”), and MOS Holdings Inc. (the “Serruya general partner”), and each of their respective partners, members, affiliates or stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

On August 17, 2021, the Reporting Person, Superhero GP, and each of the Serruya limited partners entered into the limited partnership agreement of Superhero LP (the “Superhero LPA”).  Pursuant to the Superhero LPA, Superhero LP is prohibited from undertaking certain actions, and Superhero GP is prohibited from causing Superhero LP to undertake such actions with respect to the Convertible Notes and Facility Warrants without the prior written approval of the Reporting Person, including: (i) transferring the Convertible Notes or Facility Warrants (except as otherwise expressly permitted by the Superhero LPA); (ii) making a “Fundamental Change” (as defined in the Superhero LPA) to the Convertible Notes or Facility Warrants; (iii) effectuating a conversion of the Convertible Notes or an exercise of any Facility Warrants; (iv) exercising preemptive rights or top-up rights under the A&R Facility; or (v) making any distribution to the partners (except as otherwise expressly permitted by the Superhero LPA).  The Superhero LPA also imposes certain transfer restrictions with respect to the pro rata portion of the Convertible Notes and Facility Warrants held directly by Superhero LP and allocable to the Serruya limited partners, including that, prior to the date the federal laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (a “Triggering Event”), the Serruya limited partners may not effectuate any transfer that would cause Superhero LP to hold an amount of Convertible Notes evidencing indebtedness in an aggregate principal amount of less than $1,000,000.  Superhero GP is obligated, pursuant to the terms of the Superhero LPA, to use reasonable best efforts to dissolve Superhero LP in the event Superhero LP sells all or substantially all of the Convertible Notes, the Facility Warrants or any other equity securities held by Superhero LP in the Issuer.

On August 17, 2021, the Reporting Person entered into a Shareholders’ Agreement (the “GP Shareholders’ Agreement”) with Superhero GP and the Serruya general partner which provides for certain restrictive covenants with respect to the following actions or decisions involving Superhero GP (either directly or in its capacity as the general partner of Superhero LP), including, without the approval of Tilray’s board nominees, (i) waiving, amending or changing any provision of the Convertible Notes or Facility Warrants or any of the Assignment and Assumption Agreements; (ii) taking any action as the collateral agent under or pursuant to the Assignment and Assumption Agreements or the A&R Facility; (iii) selling, transferring, assigning, pledging or otherwise disposing of the Convertible Notes or Facility Warrants by Superhero LP (except as expressly permitted by the Superhero LPA); (iv) exercising or taking any action to exercise top-up rights under the A&R Facility; (v) effecting or taking any action to effectuate a conversion of the Convertible Notes or exercise of any Facility Warrants.  The GP Shareholders’ Agreement also provides that the board of directors of Superhero GP will be comprised of three directors, one of which is to be designated by the Serruya general partner, and the other two (which will remain vacant until the occurrence of a Triggering Event) by the Reporting Person.

Pursuant to the A&R Facility, the maturity date of the Convertible Notes has been extended to August 17, 2028, and interest on such notes is now paid-in-kind, rather than via cash. The A&R Facility continues to include affirmative and negative covenants, including restrictions on the following: incurring liens and debt, selling assets, conducting mergers, investments and affiliate transactions and making certain equity distributions, in each case, subject to customary exceptions. No changes were made to the conversion and exercise prices of the Convertible Notes or Facility Warrants.

Accrued paid-in-kind interest will be convertible at the higher of (i) the per share volume-weighted average price of the MedMen Shares on the Canadian Securities Exchange (or, if not listed on the Canadian Securities Exchange, such other recognized stock exchange or quotation system on which the MedMen Shares are listed for trading) for the period from the scheduled open of trading until the scheduled close of trading of the primary trading session over the thirty (30) consecutive trading days prior to and including the relevant interest payment date, determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, and (ii) the price per share determined using the lowest discounted price available pursuant to the pricing policies of the Canadian Securities Exchange or otherwise permitted by the Canadian Securities Exchange. Pursuant to the A&R Facility, (i) the Convertible Notes held by the holders on the effective date of the A&R Facility may not be prepaid without the prior written consent of the collateral agent until legalization of the general cultivation, distribution and possession of marijuana at the federal level in the United States, or the removal of the regulation of such activities from the U.S. federal laws, following which any such prepayment shall require no less than six months’ notice from the Issuer to the holders of such Convertible Notes.

The A&R Facility also provides the holders of the Convertible Notes with a top-up right upon the issuance by the Issuer of certain MedMen Shares, or securities convertible, exchangeable or exercisable for MedMen Shares, in the form of warrants to acquire additional MedMen Shares, intended generally to maintain their “as converted” equity interest, and a pre-emptive right with respect to certain future equity financings of the Issuer, subject to certain exceptions.

On October 15, 2021, the Issuer filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 registering for resale the MedMen Shares underlying the Convertible Notes and Facility Warrants.

On August 17, 2021, MedMen and Tilray also entered into a Board Observer Agreement (the “Board Observer Agreement”), pursuant to which MedMen granted Tilray the right to appoint two non-voting observers to MedMen’s board of directors.

The foregoing descriptions of the Assignment and Assumption Agreements, the Superhero LPA, the GP Shareholders’ Agreement, the A&R Facility, the related Fourth Amended and Restated Senior Secured Convertible Note and the Amended and Restated Warrant Certificate, and the Board Observer Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 99.1, 99.2, and 99.3, and 99.4, 99.5, 99.6, 99.7, 99.8, and 99.9, respectively, in Item 7 of this Schedule 13D and are incorporated herein by reference.

Except for the agreements described in this Item 6 described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1
Assignment and Assumption Agreement dated as of August 17, 2021, by and among Tilray, Superhero LP, and the Gotham Funds (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).

Exhibit 99.2
Assignment and Assumption Agreement dated as of August 17, 2021, by and among Tilray, Superhero LP, and the Pura Vida Funds (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).

Exhibit 99.3
Assignment and Assumption Agreement dated as of August 17, 2021, by and among Tilray, Superhero LP, and Parallax (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).

Exhibit 99.4
Limited Partnership Agreement of Superhero L.P. dated as of August 17, 2021, by and among Tilray, Superhero GP, and each of the Serruya limited partners (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).

Exhibit 99.5
Shareholders’ Agreement among Superhero GP, Tilray and the Serruya general partner dated as of August 17, 2021 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).

Exhibit 99.6
Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021, by and among MedMen., each of the credit parties and holders signatory thereto, and Gotham Green Admin 1, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-56199) filed by MedMen with the SEC on August 20, 2021).

Exhibit 99.7
Fourth Amended and Restated Senior Secured Convertible Note issued by MedMen to Superhero LP on August 17, 2021 (incorporated by reference to Exhibit 10.1(a) to the Current Report on Form 8-K (File No. 000-56199) filed by MedMen with the SEC on August 20, 2021).

Exhibit 99.8
Amended and Restated Warrant Certificate issued by MedMen to Superhero LP on August 17, 2021 (incorporated by reference to Exhibit 10.1(b) to the Current Report on Form 8-K (File No. 000-56199) filed by MedMen with the SEC on August 20, 2021).

Exhibit 99.9
Board Observer Agreement dated August 17, 2021, between MedMen and Tilray (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 000-56199) filed by MedMen with the SEC on August 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2021
Tilray, Inc.

/s/ Mitchell Gendel
	Name:	Mitchell Gendel
	Title:	Global General Counsel